UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

BOGOTA, Colombia, October 28, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) announced today that following constructive conversations with different employee associations regarding structural agreements, which provide stability to the Company’s employees while allowing the Company to be more competitive and to achieve long term sustainability, Aerovías del Continente Americano S.A. Avianca and the pilots from the Colombian Association of Civil Aviators, or ACDAC, have successfully reached an agreement for the next four (4) years (and, in respect of certain aspects, the next six (6) years).

The structural changes under this agreement represent another step in connection with the requirements and commitments assumed in connection with the Company’s Chapter 11 proceedings.

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes. Corporate Communications

Carolina.cortes@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary